Reclamation Consulting and Applications, Inc.
                      23832 Rockfield Boulevard, Suite 275
                          Lake Forest, California 92630

================================================================================

November 1, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Attn:    Pamela A. Long, Assistant Director
                  Division of Corporation Finance

                  Tamara Brightwell, Esq.

         Re:      Reclamation Consulting and Applications, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-126916
                  Registration Statement filed July 27, 2005

Ladies and Gentlemen:

          The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated August 23, 2005 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Reclamation Consulting and Applications, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

          We are filing herewith Amendment No. 1 to the Company's Registration Statement.

                          Form SB-2 filed July 27, 2005
                          -----------------------------

June 2005 Securities Purchase Agreement, page 5
-----------------------------------------------

1. We note the Securities Purchase Agreement provides for the sale of convertible notes in principal amount of $2,000,000 and the sale of warrants to purchase 8,000,000 shares of common stock to the investors pursuant to the Securities Purchase Agreement. Revise here, and throughout the prospectus as necessary, to disclose the principal amount of convertible notes and denomination of the notes, as well as the number of warrants being sold to the investors. In addition, disclose the consideration paid or to be paid for the warrants. In this regard, we note your disclosure on page 29 in the Convertible Securities section with regard to the issuance of the securities and payment for the securities.

     Response
     --------

     We have revised our disclosure throughout to indicate that 2,800,000 warrants will be issued when we sell the final $700,000 in secured convertible notes, which will occur within five days of the prospectus being declared effective by the Securities and Exchange Commission.

Securities and Exchange Commission
November 1, 2005
Page 2 of 6


Risk Factors, page 6
--------------------
There Are a Large Number of Shares Underlying our Secured Convertible Notes. . .
--------------------------------------------------------------------------------
page 7
------

2. Tell us supplementally, and revise your disclosures to clarify, what you mean when you state that you have an "obligation to sell secured convertible notes that may be converted into an estimated 13,684,211 shares . . . and issue warrants to purchase 5,200,000 shares of common stock in the near future." In this regard, we assume that your obligation to sell secured convertible notes and issue warrants is pursuant to the Securities Purchase Agreement and that the sale will be completed within five days of this registration statement becoming effective. Please also update this disclosure and disclosure throughout the prospectus to reflect the amount of notes and warrants you have issued. We understood that an additional $600,000 of notes and warrants, whose underlying shares are being registered for resale, were to have been issued shortly after the registration statement was filed.

     Response
     --------

     We have revised our disclosure to indicate that the obligation to sell secured convertible notes and issue warrants is pursuant to our securities purchase agreement dated June 23, 2005. In addition, we have revised our disclosure throughout the registration statement to indicate that on July 28, 2005, we sold an additional $600,000 in secured convertible notes to the investors pursuant to the securities purchase agreement and that we have received a total of $1,300,000 pursuant to the securities purchase agreement.

3. It is unclear what you mean by the statement "All of the shares, including all of the shares issuable upon conversion of the secured convertible notes and upon exercise of our warrants, may be sold without restriction." It appears that the convertible notes and warrants have been issued pursuant to an exemption from registration under the Securities Act and therefore the underlying common stock would be subject to certain resale restrictions. Please revise to clarify, if true, that these shares can be resold pursuant the prospectus that forms part of this registration statement once the registration statement is effective.

Securities and Exchange Commission
November 1, 2005
Page 3 of 6


     Response
     --------

     We have revised our disclosure to state that all of the shares registered pursuant to the registration statement, including all of the shares issuable upon conversion of the secured convertible notes and upon exercise of our warrants, may be resold without restriction pursuant to the registration statement once the registration statement is declared effective.

The Continuously Adjustable Conversion Price. . . page 8
--------------------------------------------------------

4. Please revise this risk factor to discuss the fact that this downward pressure could encourage short sales by selling security holders or others. Please explain short selling and its likely impact on the market price of your common stock.

     Response
     --------

     We have revised our disclosure to indicate that the downward pressure resulting from the discount to market price for the conversion of the secured convertible notes could encourage short sales by investors. We have also disclosed that the holders of the secured convertible notes have contractually agreed to not make any short sales in our common stock while any portion of the secured convertible notes is outstanding.

Description of Securities, page 29
-----------------------------------
Warrants, page 29
-----------------

5. We note that you have issued 2,800,000 warrants to purchase shares of common stock and are obligation to issue 5,200,000 additional warrants. Please revise to clarify when you are required to issue the additional warrants and disclose any compensation to be received for the warrants.

     Response
     --------

     We have revised our disclosure to indicate that we have issued 5,200,000 warrants pursuant to the securities purchase agreement and we are obligated to issue 2,800,000 additional warrants pursuant to the Securities Purchase Agreement dated June 23, 2005, which requires that 2,800,000 warrants be issued together with $700,000 in secured convertible notes within five days from the effective date of the prospectus. In addition, we disclosed that we will not receive any compensation upon the issuance of the warrants, however, we will receive the sale price of any common stock we sell to the selling stockholders upon exercise of the warrants. In addition, we disclosed that AJW Partners, LLC, AJW Qualified Partners, LLC, AJW
     Offshore, Ltd., and New Millennium Partners II, LLC will be entitled to exercise up to 5,200,000 warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered pursuant to an effective registration statement.

Securities and Exchange Commission
November 1, 2005
Page 4 of 6

6. Revise this section to state, if true, that you are registering the resale of the common stock underlying the warrants discussed in the prospectus rather than registering the sale of the common stock.

     Response
     --------

     We have clarified our disclosure to indicate that we are registering the resale of the common stock underlying the warrants.

Selling Stockholders, page 33
-----------------------------

7. Describe here the material transactions and relationships between Reclamation Consulting and Application and each of the selling shareholders during the past three years. See Item 507 of Regulation S-B. Please describe the transactions in which you issued the shares to be resold and the warrants in materially complete terms, including the basic terms of all the issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares and warrants received by them. We note that you describe the transaction in which you entered into the Securities Purchase Agreement with the four accredited investors, however, it does not appear that you have discussed the transactions in which you issued the other common shares registered for resale.

     Response
     --------

     We have revised our disclosure to state that except as disclosed therein, all of the selling stockholders purchased their shares and/or warrants from other shareholders or from us in private placements between July 2003 and April 2005. The value of the shares during the private placements ranged from $0.20 to $0.40 per share. Monarch Bay Capital and Canvasback Company Limited, along with Messrs. Davies, Rosegard and Wilson received shares for services rendered to us. Mr. Fagnano received shares pursuant to his employment agreement with us. At the time of each private placement, each selling stockholder was not affiliated with us nor an officer, director or 5% stockholder. We believe that this disclosure satisfies the requirements of Item 507 of Regulation S-B.

8. Revise the selling shareholder table to include a line that shows the total number of shares to be offered in this prospectus.

     Response
     --------

     We have revised our selling stockholders table to include a line that shows the total number of shares registered pursuant to this registration statement.

Securities and Exchange Commission
November 1, 2005
Page 5 of 6

Plan of Distribution, page 31
-----------------------------

9. Please tell us whether any of the selling shareholders are a broker-dealer or an affiliate of broker-dealer. If any selling shareholder is a registered broker-dealer, it should be named as an underwriter. If the selling shareholder is an affiliate of a registered broker-dealer, expand the prospectus to indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

     Response
     --------

     We have been advised by each selling stockholder that they are not a broker-dealer or an affiliate of a broker-dealer. Therefore, we have not amended our registration statement.

10. Please expand your disclosure in the first full paragraph after the bullets on page 31 to describe in greater detail Rule 144 under the Securities Act as it pertains to resales of your common stock.

     Response
     --------

     We have revised our disclosure to provide greater disclosure regarding Rule 144 and resales or our common stock made pursuant to such Rule.

11. Please revise this section to state that if an underwriter or broker-dealer is used in the resale of the shares, you will file a post-effective amendment to disclose the name of the underwriter and discuss the material terms of any agreement.

     Response
     --------

     The last paragraph of this section provides the disclosure requested. The last paragraph reads as follows: "If the selling stockholders notify us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholders and the broker-dealer."

Exhibit 4.1
-----------

12. We note the condition set forth in section 7.h. that the buyer shall have received an opinion of the company's counsel "in form, scope and substance reasonably satisfactory to the Buyer" dated as of the closing date as a condition precedent to the buyers' purchase of the notes and warrants. We also note the opinion of company's counsel must be in substantially the same form as Exhibit D "attached hereto", however, it does not appear that the exhibit has been attached. Please supplementally provide us with a copy of Exhibit D. We may have further comments upon review of the exhibit.

     Response
     --------

     We are providing the staff with a copy of the opinion that was provided by our counsel to the buyers. This opinion is being provided on a supplemental basis to the staff and is not being filed as part of this response letter.

Securities and Exchange Commission
November 1, 2005
Page 6 of 6

13. Please file a copy of the Securities Purchase Agreement whose signature pages include the amounts of notes, warrants and purchase price each purchaser agreed to buy.

     Response
     --------

     We are filing with this amendment a copy of the Securities Purchase Agreement whose signature pages include the amounts of notes, warrants and purchase price each purchaser agreed to buy.

          We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                                   Very truly yours,

                                                   /s/ GORDON DAVIES
                                                   -----------------
                                                   Gordon Davies
                                                   President